1660 Lincoln Street Suite 1900 Denver, CO 80264 303-830-1776
_______________
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www.pattonboggs.com

December 28, 2006	Alan L. Talesnick 303-894-6378 atalesnick@pattonboggs.com
VIA EDGAR AND OVERNIGHT COURIER
Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	All American Pet Company, Inc.
Form SB-2, Amendment No. 3, filed December 28, 2006
File Number 333-135283
Dear Mr. Lyon:
     On behalf of All American Pet Company, Inc. (the “Company”), this letter provides the Company’s response to the Staff’s comments in its letter dated December 1, 2006 concerning the Company’s Amendment No. 2 to its Registration Statement on Form SB-2 (the “Prospectus”) filed with the Commission on November 14, 2006 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff’s letter. All information in these responses was provided to us by the Company.
     1. We reiterate our comment that if the shares are not listed at the time of effectiveness, you will need to price the offering. Please revise the cover page and plan of distribution section to indicate the price at which the shares will initially be sold for, and how that will change upon listing.

December___, 2006

     Response to Comment 1:
     The Company has revised the cover page and the Plan of Distribution and Determination of Offering Price sections to provide the information requested by this comment and as discussed in telephone conversations with Mr. Lyons.
All American Pet Company, Inc., page 1 and Description of Business, page 11
     2. Please update the June 30 financial information with September 30 information, and when you do, reflect the updated information in the text of the prospectus.
     Response to Comment 2:
     The Company has revised the Prospectus to include September 30, 2006 financial information, and has reflected this updated information in the text of the Prospectus.
     3. We note your response to our prior comment number 3, but we believe that this critical information must be augmented with greater substance so that potential investors have a better understanding of what happened and what will happen. For example, please explain in more detail why you were unable to continue marketing your product and why you were unable to pay supermarkets any “slotting fees.” If the reason is that you did not have adequate funding, please say that. Since slotting fees are a one time fee, disclose if they were paid and sales were less than expected and your product dropped by the supermarkets, or if supermarkets stocked your product but because slotting fees owed were not paid, you were not permitted to restock.
     Response to Comment 3:
     The Company has revised the Prospectus Summary and Description of Business sections of the Prospectus to respond to this comment.
     4. We note that on June 30, 2006 you had 1,200 stores selling your product, and 6,500 stores at December 30, 2005. We suggest that you include a table that lists dates and number of stores selling your product on that date. We would suggest that the table include at least June 30, 2005 and 2006, December 30, 2005, September 30, 2006 and the number of stores using a current date.

December___, 2006

     Response to Comment 4:
     The Company has revised the Description of Business section of the Prospectus to include a table that lists the dates and number of stores selling our product on such date.
     5. Based on 6 months sales of $79,303 and 1,200 stores, it appears that per store sales amounted to an average of $11.00 or 11 pounds per month per store of your product. Please discuss this average monthly sales amount per store, and why it is so low or advise us why this would not be relevant to investors.
     Response to Comment 5:
     The Company has revised the Prospectus Summary and Description of Business sections of the Prospectus to provide additional information regarding the average monthly sales amount per store.
     6. We note that you mention that your product was sold in 1,200 stores at June 1, 2006. We also note that footnote one to the financial statements on page F-8 states that at June 30, 2006 “two customers accounted for 100% of gross sales” and “two vendors accounted for approximately 82% of gross purchases.” Where appropriate, please describe this situation in the textual portion of your filing. For example:
•	Disclose how these customers and vendors relate to the 1,200 stores where you have sales.

•	Disclose what these companies do; that is, what is a “customer” and what is a “vendor.”

•	Disclose who these companies are. Given their materiality, disclose whether or not there is any affiliation, and disclose whether or not there is any contractual obligation on the part of these companies to carry your product. Also, file any material contracts.
     Response to Comment 6:
     The Company has revised the Risk Factors and the Description of Business sections of the Prospectus to provide additional information regarding its supermarket customers and manufacturer vendors, and its relationship with those customers and vendors.

December___, 2006

     7. Consider a risk factor to address any material dependence on one or a few companies, particularly if there is no contractual obligation to manufacture, purchase or sell your product.
     Response to Comment 7:
     The Company has revised the Prospectus to supplement the Risk Factors section with additional information regarding its material dependence on a few manufacturing companies and its lack of contracts with such manufacturers.
     8. You now say that you hope to achieve profitable operations by the first quarter of 2007, assuming you are able to achieve sales of $2.5 million per month and obtain between $3 and $5 million. Please disclose any plans or commitments, or the lack of such, to raise these funds. Please also disclose the average per month sales for the latest quarter for which you provide financial information.
     Response to Comment 8:
     The Company has revised the Prospectus Summary and Description of Business sections of the Prospectus to respond to this comment.
     9. Where appropriate, please disclose in some detail how you can go from producing and selling 13,000 pounds of product, your average at June 30, 2006, to 2.5 million pounds per month in just three or four months.
     Response to Comment 9:
     The Company has revised the Prospectus Summary and Description of Business sections of the Prospectus to respond to this comment.
Financial Statements
     10. Please revise to update your financial statements as required by Rule 3-12 of Regulation S-X.
     Response to Comment 10:
     The Company has revised the Prospectus to respond to this comment.

December___, 2006

     11. Include an updated consent of the independent auditors in the pre-effective amendment.
     Response to Comment 11:
     The Company has revised the Prospectus to include an updated consent of the independent auditors in the pre-effective amendment.
Note 11 — Income Taxes, page F-19
     12. We note your response to comment 17 of our letter dated September 6, 2006. Paragraph 28 of SFAS 109 states “a deferred tax liability or asset shall be recognized for temporary differences in accordance with the requirements of this Statement at the date that a nontaxable enterprise becomes a taxable enterprise.” Please tell us and revise your filing to disclose how you determined there were no temporary or permanent differences on January 11, 2006 that would result in a deferred tax asset or liability.
     Response to Comment 12:
     Upon converting from an S-corporation, the Company did not have deferred tax assets or liabilities to recognize under paragraph 28 of SFAS 109.
     The losses incurred up to the date of conversion were not available to carryforward since the entity was a flow-through entity. The differences that could have resulted in a deferred tax liability were for differences in net book value of fixed assets. As of the date of conversion net book value for tax purposes was approximately $269,000 and $265,000 for book purposes. This would have resulted in a deferred tax liability of approximately $1,500. Due to the immaterial nature of the deferred tax liability, no deferred tax liability was set up at the date of conversion and no additional disclosures were added.
     The Company quantified the deferred tax asset for all losses incurred subsequent to the date of conversion and the related valuation allowance in Note 11 to the financial statements.
     If you have any further questions, do not hesitate to contact me at (303) 830-1776 or Barry Schwartz at (818) 981-2275.

December___, 2006

Very truly yours, PATTON BOGGS LLP
By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc:	All American Pet Company, Inc.
c/o Barry Schwartz, President